January 24, 2008
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Jack in the Box Inc. (the “Company”) Form 10-K for the year ended September 30, 2007 File No. 001-09390
Dear Ms. Cvrkel:
     We received your letter dated January 4, 2008 informing us of your review of the Company’s Form 10-K for the year ended September 30, 2007 and your corresponding comments based upon that review. It is our intention to modify our disclosure and footnotes in future filings to address the Staff’s suggestions and requests. Our individual responses to each of your comments follows.
Form 10-K for the year ended September 30, 2007
Management’s Discussion and Analysis
- Results of Operations, page 22
Comment:
1.	Please expand your discussion of restaurant operating expenses and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as insurance, compensation expense, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that in 2007, increased leverage from higher revenues, lower pension costs and insurance recoveries contributed to the percent of revenue decline compared with 2006, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.
Response:
We acknowledge the Staff’s comment and respectfully propose that in future filings we will modify our MD&A to expand the Company’s discussion of restaurant operating expenses and selling, general and administrative expenses to quantify and discuss the significant changes in cost components within these categories.

Comment:
2.	We note your disclosure that selling, general and administrative expenses were affected by insurance recoveries in fiscal 2007. Please explain to us the nature and amount of these insurance recoveries and your accounting treatment of the amounts received.
Response:
In 2005, the Company incurred property and business interruption losses associated with Hurricane Rita and in 2002 the Company settled a labor related class action lawsuit. In 2007, insurance proceeds of $2.3 million related to the hurricane and $5.0 million related to the class action lawsuit became estimable and probable of receipt shortly before actually being received and were recognized as a credit to selling, general and administrative expenses. Based on the insignificance of the recoveries in relation to our operating expenses, we concluded that reporting the proceeds as a separate line item was not necessary and that reporting the receipts as a reduction of selling, general and administrative expenses was appropriate.
- Liquidity and Capital Resources, page 25
Comment:
3.	We note from the balance sheet that you have a working capital deficit of approximately $98.7 million as of September 30, 2007. Please revise this section of MD&A in future filings to discuss the reasons you do not believe the deficit impairs the overall financial position of the Company and to indicate why a working capital deficit may be common in the restaurant industry and is not unique to you. Refer to Item 303 of Regulations S-K.
Response:
We will add disclosure in future filings that the Company and the restaurant industry in general, maintain relatively low levels of accounts receivable and inventories, and vendors grant trade credit for purchases such as food and supplies. We also continually invest in our business through the addition of new units and refurbishment of existing units, which are reflected as long-term assets and not as part of working capital. As a result, we typically maintain current liabilities in excess of current assets resulting in a working capital deficit.
Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
Comment:
4.	We note from the disclosure in the fourth paragraph of the independent auditors’ report that you changed the method of quantifying errors in fiscal year 2007. Please explain to us and disclose in the notes to the financial statements in future filings the nature of the change in quantifying errors. As part of your response and revised disclosure please tell us how you quantified errors prior to 2007 and how you currently quantify errors.

Response:
As noted in footnote 1 to the Company’s consolidated financial statements, we adopted the provisions of Staff Accounting Bulletin No. 108 (SAB 108) in the fourth quarter of fiscal year 2007. The change in method of quantifying effects of the carryover or reversal of prior year misstatements and assessing materiality was to the dual method as required by SAB 108. Prior to SAB 108, we followed the income statement or rollover method for quantifying errors and making materiality assessments. Also as stated in footnote 1, the provisions of SAB 108 had no impact on our historical results of operations or financial position. Given that application of SAB 108 had no impact on our financial statements, we respectfully believe that the Company’s existing disclosure regarding SAB 108 is adequate.
Balance Sheet, page F-3
Comment:
5.	We note your presentation of cash and cash equivalents as of October 1, 2006 includes $47.6 million in restricted cash. In future filings when you have restricted cash, please separately present the amount on the face of the balance sheet. Also, the restricted cash should not be included in the total cash and cash equivalents amount on the statement of cash flows but the inflows and outflows should be presented as, operating, investing, or financing activity, depending on the purpose for which the restricted cash balance is maintained. See Rule 5-02.1 of Regulation SX and paragraphs 15 through 21 of SFAS No. 95.
Response:
The $47.6 million noted parenthetically on the October 1, 2006 balance sheet and in the footnotes as restricted cash represented amounts that collateralized certain letters of credit we had outstanding. During fiscal year 2007 we terminated this arrangement. Although the cash was technically restricted by virtue of the cash-collateralized letter of credit agreement, we maintained the full ability to immediately terminate the agreement at any time thereby eliminating all restrictions on the cash and cash equivalents balance. As a result, we concluded that the presentation in the financial statements and footnotes was appropriate. We acknowledge the Staff’s comment and, to the extent we enter into any material restricted cash arrangements in the future, we will separately present the amount on the face of the balance sheet and will present inflows and outflows of restricted cash as an operating, investing or financing activity depending on the purpose for which the restricted cash balance is maintained.
Statement of Earnings, page F-4
Comment:
6.	We note your presentation of interest expense on a net basis. Please revise future filings to present interest income separately on the face of the income statement, to the extent that the annual amount is material. See Rule 5-03.7 of Regulation SX.

Response:
We acknowledge the Staff’s comment and in future filings we will present interest income separately on the face of the income statement to the extent that the amounts are material.
Comment:
7.	We note from the Company’s consolidated statements of earnings that the Company has recognized significant gains from the sale of Company owned restaurants during all periods presented. Please tell us and revise the notes to the Company’s financial statements to disclose the significant terms of these arrangements. As part of your response, you should also explain in further detail why you believe the Company has no continuing involvement with these arrangements which would preclude gain recognition. We may have further comment upon receipt of your response.
Response:
We recognize gains on the sale of restaurant businesses to franchisees when the sales are consummated and certain other gain criteria are met. We supplementally advise the Staff that upon the sale of restaurants to franchisees, a sales agreement is executed, title to the identified assets (primarily equipment) and operation of the restaurants are transferred to the franchisee, the sales price is fixed or determinable, and the proceeds are received in cash or collection is reasonably assured at the close of the transaction. Furthermore, upon sale of the restaurants to franchisees, the Company has no continuing involvement other than normal franchisor-franchisee contractual obligations under its standard Franchise Agreement and potential lease or sublease agreements should the Company lease or own the restaurant property. Based on the above, we have concluded that substantially all of the risks and rewards of ownership have been transferred to the franchisee upon the sale of the restaurants. In making this determination, we considered the various types of continuing involvement outlined in SFAS 66, Accounting for Sales of Real Estate, noting no continuing involvement by us which would preclude the transfer of the risks and rewards of the restaurant to the franchisee. We noted, among other things, that we have no obligation to repurchase the restaurant, we do not guarantee the franchisee any return on their investment nor are we required to financially support the restaurants sold in any way. We respectfully propose that in future filings we will modify the notes to the Company’s financial statements to disclose the significant terms of these arrangements.
Consolidated Statements of Cash Flows, page F-5
Comment:
8.	In future filings, please revise your consolidated statements of cash flows to include a reconciliation of the beginning and ending balances of cash and cash equivalents for each period presented. Refer to the requirements outlined in paragraph 26 of SFAS No. 95.
Response:
In future filings, we will revise the Company’s consolidated statements of cash flows to include a reconciliation of the beginning and ending balance of cash and cash equivalents in accordance with paragraph 26 of SFAS No. 95.

Notes to the Financial Statements
- General
Comment:
9.	We note from your disclosure on page 5 that your Qdoba card offers a rewards program, which allows frequent customers to accumulate points that can be redeemed toward free entrees, retail merchandise, and other rewards. Please tell us, and revise your notes to the financial statements in future filings to explain how you account for this reward program. Your response and revised disclosure should indicate when the related liability is recorded and how you recognize the expense related to the rewards offered (i.e., reduction of revenue or operating expenses.) Also, please tell us if there is an option to redeem points for cash. See EITF 01-09.
Response:
The Company’s subsidiary, Qdoba, administers a customer loyalty program where a customer can earn a free entrée after purchasing 10-12 entrees depending on the particular store or market which can be redeemed at Company or franchise restaurants. There is no option for rewards to be redeemed in cash. The financial statement effects of this program to date have been insignificant. We recognized costs related to this program of approximately $400,000 in fiscal 2007. We acknowledge the accounting guidance in EITF Issues No. 01-09 and 00-22 in accounting for the program, and, based upon the immateriality of the program to the consolidated financial statements, we have accounted for this program as additional cost of sales when the rewards are redeemed. However, should this program become material in the future, we will revise our accounting treatment and provide the required additional disclosures at that time.
Comment:
10.	We note from the statement of cash flows that you had significant losses on the disposition of property and equipment in the last few years. Please revise future filings to disclose the facts and circumstances leading to the disposal and to indicate the caption on the statements of earnings that includes the losses on disposition of property and equipment. See paragraph 47 of SFAS No. 144.
Response:
We supplementally advise the Staff that the increasing losses on the disposition of property and equipment in 2007 and 2006 relate primarily to our restaurant re-image program, which includes a major renovation of our restaurant facilities. In future filings the Company will include in the notes to the consolidated financial statements the applicable disclosures required by paragraph 47 of SFAS No. 144.
Comment:
11.	We note from the discussion in the last paragraph on page 27 and from your consolidated statements of cash flows that the Company has been involved in a number of sale-leaseback transactions during the periods presented in the financial statements. In future filings, please ensure that the notes to your financial statements include the disclosures required by paragraphs 17 and 18 of SFAS No. 98, as applicable.
Response:
In future filings the Company will include in the notes to the consolidated financial statements the applicable disclosures required by paragraph 17 and 18 of SFAS No. 98.
Other
Comment:
12.	Given the increasing significance of your franchise operations, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraphs 22 and 23 of SFAS No. 45.
Response:
In future filings the Company will include in the notes to the consolidated financial statements all of the disclosures required by paragraph 22 and 23 of SFAS No. 45, as applicable.
In connection with responding to your comments, the Company affirms the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please contact me by telephone at (858) 571-2485 or by facsimile at (858) 571-2110.
Sincerely,
Jerry P. Rebel
Executive Vice President and Chief Financial Officer
Jack in the Box Inc.

cc:	Linda A. Lang, Chairman and Chief Executive Officer, Jack in the Box Inc. Phillip H. Rudolph, Senior Vice President and Secretary, Jack in the Box Inc. KPMG LLP DLA Piper US LLP